Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS SMOKE FROM FOREST FIRE RESULTS IN PRECAUTIONARY SUSPENSION OF MINING AT TIMMINS WEST MINE, MILL PRODUCTION UNAFFECTED

TORONTO, ONTARIO — (Marketwire — May 24, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced that as a result of high winds and smoke from a forest fire approximately 15 kilometres southwest of the Timmins West Mine, operations at the mine have been temporarily suspended. The Company also announced that it has suspended all surface exploration work.  Production from the Company’s milling facility and mining operations at the Bell Creek Mine, both located on the east side of Timmins, are not affected by the forest fire. The Company currently has a stockpile of 16,000 tonnes of ore available for processing at the mill, representing approximately eight days of production, with another 6,000 tonnes of ore on surface at the Timmins West Mine and 35,000 tonnes of low-grade material also stockpiled at the mill.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Nothing is more important than the health and safety of our people and with the temporary suspension of operations at Timmins West Mine we have taken the steps necessary to ensure that no one is at risk. In terms of production, with the large stockpile we have at the mill we expect there to be no impact on our processing activities. Our production guidance for the second quarter and full year 2012 remain unchanged. We are very pleased with the level of professionalism and cooperation we are receiving from the Ontario Provincial Police, City of Timmins and Ontario Ministry of Natural Resources and believe that everything is being done to alleviate the situation as quickly as possible.”

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day is progressing and is targeted for completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com